Exhibit 99.2
Footnotes to Form 3
(1)	This Form 3 is filed on behalf of a group consisting of Elevation Partners, L.P. ("Elevation Partners"), Elevation Associates, L.P. ("Elevation GP"), Elevation Associates, LLC ("Elevation LLC"), Elevation Employee Side Fund, LLC ("Side Fund"), Elevation Management, LLC ("Elevation Management"), Mr. Marc Bodnick, Mr. Paul Hewson, Mr. Bret Pearlman and Mr. John Riccitiello. Elevation GP is the sole general partner of Elevation Partners, and Elevation LLC is the sole general partner of Elevation GP. Elevation Management is the sole managing member of Side Fund. Messrs. Bodnick, Hewson, Pearlman and Riccitiello are managers of each of Elevation LLC and Elevation Management.

As the sole general partner of Elevation, Elevation GP may be deemed to be the indirect beneficial owner of such shares under Rule 16a-1(a)(2) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). However, pursuant to Rule 16a-1(a)(4) promulgated under the Exchange Act, Elevation GP disclaims that it is the beneficial owner of such shares, except to the extent of its pecuniary interest. As the sole general partner of Elevation GP, Elevation LLC may be deemed to be the indirect beneficial owner of such shares under Rule 16a-1(a)(2) promulgated under the Exchange Act. However, pursuant to Rule 16a-1(a)(4) promulgated under the Exchange Act, Elevation LLC disclaims that it is the beneficial owner of such shares, except to the extent of its pecuniary interest.

As the sole managing member of Side Fund, Elevation Management may be deemed to be the indirect beneficial owner of such shares under Rule 16a-1(a)(2) promulgated under the Exchange Act. However, pursuant to Rule 16a-1(a)(4) promulgated under the Exchange Act, Elevation Management disclaims that it is the beneficial owner of such shares, except to the extent of its pecuniary interest.

As managers of each of Elevation LLC and Elevation Management, Messrs. Bodnick, Hewson, Pearlman and Riccitiello may be deemed to be the indirect beneficial owner of such shares under Rule 16a-1(a)(2) promulgated under the Exchange Act. However, pursuant to Rule 16a-1(a)(4) promulgated under the Exchange Act, each of Messrs. Bodnick, Hewson, Pearlman and Riccitiello disclaims that he is the beneficial owner of such shares, except to the extent of his pecuniary interest.

(2)	Par value $0.001 per share

(3)	The Series B Convertible Participating Preferred Stock, par value $0.001 per share (the "Series B Preferred Stock"), is mandatorily redeemable on the seventh anniversary of the original issuance date. The Series B Preferred Stock is also subject to earlier redemption, repurchase or mandatory conversion in accordance with the terms thereof.

(4)	This is the number of shares of common stock, par value $0.001 per share ("Issuer Common Stock"), of Homestore, Inc. issuable upon conversion as of the date of this filing. Because dividends on the Series B Preferred Stock are payable quarterly in-kind for the first five years of issuance, this number will increase quarterly until November 29, 2010 up to a maximum of approximately 4,530,902 shares of Issuer Common Stock.

(5)	Subject to anti-dilution adjustment pursuant to the terms of the Series B Preferred Stock.

(6)	These securities are directly owned by Elevation Partners. Elevation GP, Elevation LLC and Messrs. Bodnick, Hewson, Pearlman and Riccitiello may have indirect beneficial ownership of these shares. See Footnote 1.

(7)	This is the number of shares of Issuer Common Stock issuable upon conversion as of the date of this filing. Because dividends on the Series B Preferred Stock are payable quarterly in-kind for the first five years of issuance, this number will increase quarterly until November 29, 2010 up to a maximum of approximately 997 shares of Issuer Common Stock.

(8)	These securities are directly owned by Side Fund. Elevation Management and Messrs. Bodnick, Hewson, Pearlman and Riccitiello may have indirect beneficial ownership of these shares. See Footnote 1.